

Via U.S. Mail and Facsimile

Mail Stop 4631

September 2, 2009

Dean L. Cash
Chief Executive Officer
ATEL 14, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re: ATEL 14, LLC**
> **Supplemental Response Letter including Sales Material**
> **Dated August 19, 2009**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-159578**

Dear Mr. Cash:

We have reviewed the response letter from your counsel dated August 19, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplemental Sales Material

1. Please review and revise your sales material to remove information not contained in the prospectus, or ensure that the information is included in the prospectus. For example, we note information in the third and fourth bullet

points under "Why Atel" and the section "Outstanding Asset Retention," including the chart, do not appear in the prospectus. Please revise accordingly and confirm to us that all of the other information in the sales material is contained in the prospectus.

As appropriate, please amend your sales literature or registration statement in response to this comment. You may wish to provide us with marked copies of the amended materials to expedite our review. Please furnish a cover letter with your materials that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Dean L. Cash
ATEL 14, LLC
September 2, 2009
Page 3

cc: Paul J. Derenthal, Esq. *(via facsimile 510/834-8309)*
        Derenthal & Dannhauser LLP
        1999 Harrison Street, 26th Floor
        Oakland, California 94612